

Via U.S. Mail and Facsimile (216) 579-0212

May 2, 2011

Michael E. Hicks
Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, Ohio 44333-3300

> **Re: OMNOVA Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 18, 2011**
> **File No. 333-172196**

Dear Mr. Hicks:

　　We have reviewed your registration statement and April 18, 2011 response letter and have the following comments.

<u>S-4</u>

<u>Disclosure Regarding Forward-Looking Statements, page ii</u>

1. We note your response to comment 3 of our letter dated March 10, 2011. We note your disclosure in the first full paragraph after the bullet points on page iv, as well as the introductory paragraph for the section entitled "Risk Factors" beginning on page 20. Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you. Such qualifications and limitations are inappropriate.

<u>Unaudited Pro Forma Combined Balance Sheets, page 36</u>

2. We note you completed your acquisition of Eliokem on December 9, 2010 and that you present financial statements for the period ended February 28, 2011. As such, your balance sheet as of February 28, 2011 includes the acquisition of Eliokem. Given this, please explain your rationale for presenting a pro forma balance sheet as of November 30, 2010.

<u>Management's Discussion and Analysis, page 47</u>

3. We note the changes made in response to comment 7 of our letter dated March 10, 2011. Please provide additional information and analysis relating to the significant changes,

trends and events discussed in MD&A to allow an investor to understand the business through the eyes of management. For example on page 54, you attribute the 15% and 16% increases in Paper and Specialty Chemicals' volumes to "market demand, increased market share and new product introductions" without a discussion of the underlying reasons for changes in market demand and market share or identification and discussion of the new product introductions. As another example, Carpet Chemicals volumes were down in the most recent annual and interim periods. It is not clear whether they were down from 2008 to 2009, but net sales for the Paper and Carpet Chemicals product line decreased to $249.2 million during 2009 compared to $337.0 million during 2008. However, we do not note any discussion of the underlying reasons for the decline in Carpet Chemicals volumes during these periods, whether the higher selling prices exhibited by the segment also applied to Carpet Chemicals, analysis of any trends, or discussion of management's expectations. These are two specific examples and are merely representative of issues noted throughout your discussion. Please revise the discussion of results and operations accordingly.

4. We note the additional disclosure on top of page 48 in response to comment 8 of our letter dated March 10, 2011. Please expand this discussion to provide a detailed and appropriately quantified analysis of raw material costs and surcharges that provides investors an understanding through the eyes of management of the impact of changes in the cost of your raw materials and plans to manage them. Given the importance of raw materials markets to your operations, discussion and analysis of the market for specific raw materials (e.g. styrene, butadiene, etc.) may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Possible disclosure should include the following, considering materiality and usefulness to an investor:

- Disclose the expected impact of recent changes in the price of the raw material on profitability over the next few quarters as the raw material is processed and related revenue is earned.

- Disclose the approximate quantity of key raw materials that go into producing a set quantity of your products.

- Provide an expanded discussion of your contract mechanisms for recovering increases in costs, including index-based adjustments and repricing. Explain whether the index-based adjustments allow you to recover the entire increase in the cost of a raw material or whether they are defined to recover a specific portion. Discuss the lag between an increase in the cost of a raw material and your ability to recover a portion of the cost and, as practicable, quantify the impact of these lags and other limitations on your ability to recover increased costs. Discuss the impact of these contract provisions during a period of declining raw material costs.

- Discuss other limitations on your ability to recover increases in raw materials prices, e.g. limitations imposed by the market for your finished goods.

- Discuss any events or trends in the markets for your important raw materials, such as new suppliers and production capacity, potential price effects from competition with related raw materials, and similar matters that are reasonably likely to affect your operations.

Legal Opinion, Exhibit 5.1

5. Please revise the legal opinion to remove the references to Eliokem Topco, Inc., Eliokem, Inc. and Archwood Land & Building Company, LLC.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael J. Solecki, Esq. (*Via Facsimile 216/579-0212*)
       Jones Day
       901 Lakeside Avenue
       Cleveland, Ohio 44114-1190